                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G
                          (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                   PURSUANT TO RULE 13d-2(b)
                       (Amendment No. __)*




               INDEPENDENCE COMMUNITY BANK CORP.
---------------------------------------------------------------------------
                        (Name of Issuer)



            COMMON STOCK, $0.01 PAR VALUE PER SHARE
---------------------------------------------------------------------------
                 (Title of Class of Securities)



                          453414  10 4
---------------------------------------------------------------------------
                         (CUSIP Number)



                           December 31, 1998
---------------------------------------------------------------------------
    (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)


                        Page 1 of 6 Pages

---------------------------                       ---------------------------
  CUSIP NO. 453414 10 4             13G                Page 2 of 6 Pages
---------------------------                       ---------------------------
-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Independence Community Foundation, E.I.N. 11-34 22729
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                     (b) [ ]
-----------------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Non-stock corporation incorporated in Delaware
-----------------------------------------------------------------------------
5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER
    5,547,870
-----------------------------------------------------------------------------
6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
    0
-----------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
    5,547,870
-----------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
    0
-----------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,547,870
-----------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
-----------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    7.77%
-----------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
    EP
-----------------------------------------------------------------------------

---------------------------                       ---------------------------
  CUSIP NO. 453414 10 4             13G                Page 3 of 6 Pages
---------------------------                       ---------------------------

Item 1(a)   Name of Issuer:

            Independence Community Bank Corp.

Item 1(b)   Address of Issuer's Principal Executive Office:

            195 Montague Street
            Brooklyn, New York  11201

Item 2(a)   Name of Person Filing:

            Independence Community Foundation

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            195 Montague Street
            Brooklyn, New York  11201

Item 2(c)   Citizenship:

            Non-stock corporation incorporated in Delaware

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $0.01 per share

Item 2(e)   CUSIP Number:

            453414  10 4

Item 3. If this statement is filed pursuant to Rules 13-d(b), or 13D-2(b), check whether the person filing is a:

            [x] An  employee benefit plan or endowment  fund in accordance with
                Rule 13d-1(b)(1)(ii)(F)

Item 4.     Ownership.

            (a)  Amount beneficially owned:

                 5,547,870

---------------------------                       ---------------------------
  CUSIP NO. 453414 10 4            13G                 Page 4 of 5 Pages
---------------------------                       ---------------------------

            (b) Percent of class:
                7.77%

            (c) Number of shares as to which such person has:
                (i)   Sole power to vote or to direct the vote  5,547,870
                                                                ---------
                (ii)  Shared power to vote or to direct the vote    0
                                                                ---------
                (iii) Sole power to dispose or to direct the disposition of
                      5,547,870
                      ---------
                (iv)  Shared power to dispose or to direct the disposition of
                         0
                      -------

      The Independence Community Foundation (the "Foundation") was formed in connection with the conversion and reorganization of Independence Community Bank (the wholly owned subsidiary of Independence Community Bank Corp.). Under the terms of the approval authorizing the establishment of the Foundation, shares of Common Stock owned by the Foundation are required to be voted in the same ratio as all other shares of Common Stock on all proposals presented to stock-holders for consideration.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

---------------------------                       ---------------------------
  CUSIP 453414 10 4                 13G                 Page 5 of Pages 6
---------------------------                       ---------------------------

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any trans-action having that purpose or effect.

---------------------------                       ---------------------------
  CUSIP NO. 453414 10 4                                Page 6 of 6 Pages
---------------------------                       ---------------------------

                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Independence Community Foundation


Date: February 16, 1999            By:  /s/ Edward F. Gentner, Jr.
                                        ------------------------------------
                                        Name:  Edward F. Gentner, Jr.
                                               -----------------------------
                                        Title: Secretary
                                               -----------------------------